Exhibit

[G Willi Food International Ltd LOGO]                                       NEWS
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CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

  G. WILLI-FOOD INTERNATIONAL LTD. TERMINATES THE ACQUISITION OF VITARROZ CORP.

YAVNE, ISRAEL - SEPTEMBER 27, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. (THE "COMPANY") (NASDAQ: WILCF), one of Israel's leading distributors of kosher food products, today announced that it had terminated the previously announced acquisition of Vitarroz Corp., a New Jersey-based distributor of Hispanic food products ("Vitarroz").

Zwi Williger, Chairman and COO of the Company said, "As part of our due diligence process, we conducted a detailed review of the financial condition of Vitarroz. It is unfortunate that as a result of issues that arose during the due diligence process the Company has elected not to go forward with the acquisition of Vitarroz. Willi-Food intends to explore other potential acquisitions in the United States in order to enter the U.S. market and expand Willi-Food's operations in the U.S. food industry."

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G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Safe harbor

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.